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SEC FILE NUMBER
8- 10533

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
JUN 30 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/2021 (MM/DD/YY) AND ENDING 04/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: K. W. CHAMBERS & Co

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

St. Louis (City) MO (State) 63105 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Overschmidt (Name) 314-236-2464 (Area Code – Telephone Number) greg@kwchambers.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Purk & Associates, P.C.
(Name – if individual, state last, first, and middle name)

1034 S. Brentwood #2000 (Address) St. Louis (City) MO (State) 63117 (Zip Code)

09/01/2019 (Date of Registration with PCAOB)(if applicable) 3732 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMB

OATH OR AFFIRMATION

I, Greg Overschmidt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of K. W. CHambers & Co., as of 4/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAN BRADSHAW
Notary Public - Notary Seal
St Charles County - State of Missouri
Commission Number 13519333
My Commission Expires Jan 30, 2025

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

Purk
& Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of *K.W. Chambers & Co.* (the "Company," a Missouri corporation) as of April 30, 2022, and the related statements of operations, changes in ownership equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2022, and the results of its operations and its cash flows for the year then April 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in pages 12-14 (collectively, "supplemental schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as *K.W. Chambers & Co.'s* auditor since 2010.

Pink & Associates, P.C.

St. Louis, Missouri
June 24, 2022

K.W. CHAMBERS & CO.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2022

ASSETS		
Current Assets		
Cash and cash equivalents	$	196,720
Receivables from brokers or dealers		3,353
Other receivables		1,313
Total Current Assets		201,386
Noncurrent Assets		
Furniture and fixtures		57,133
Less: Accumulated depreciation		(56,050)
Total Noncurrent Assets		1,083
Total Assets	$	202,469
LIABILITIES AND OWNERSHIP EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$	71,580
Payable to brokers or dealers		56,244
Prebilled insurance		2,600
Total Current Liabilities		130,424
Noncurrent Liabilities		
Deferred tax liability		469
Total Liabilities		130,893
Ownership Equity		
Common stock, $1 par value; 30,000 shares authorized; 17,500 shares issued; 12,500 outstanding		17,500
Additional paid-in capital		27,018
Retained earnings		41,058
		85,576
Less: Treasury stock, at cost; 4,500 shares		(14,000)
Total Ownership Equity		71,576
Total Liabilities and Ownership Equity	$	202,469

K.W. CHAMBERS & CO.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2022

REVENUES		
Commissions	$	326
Revenue from mutual funds and 12b-1 fees		28,559
Insurance and other		1,027,985
Interest and other income		18
Total Revenues		1,056,888
EXPENSES		
Employee compensation and benefits		305,907
Commissions		669,915
Occupancy and equipment		650
Technology and communications		5,383
Other expenses		138,628
Total Expenses		1,120,483
OPERATING LOSS		(63,595)
OTHER INCOME		
Gain on forgiveness of debt		65,543
NET INCOME BEFORE INCOME TAX BENEFIT		1,948
INCOME TAX BENEFIT		2,012
NET INCOME	$	3,960

K.W. CHAMBERS & CO.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED APRIL 30, 2022

	Common Stock					
	Number of Shares	Common Stock	Additional Paid-in	Retained Earnings	Treasury Stock	Total Ownership Equity
Balance - May 1, 2021	17,500	$ 17,500	$ 27,018	$ 37,098	$ (14,000)	$ 67,616
Net Income	-	-	-	3,960	-	3,960
Balance - April 30, 2022	17,500	$ 17,500	$ 27,018	$ 41,058	$ (14,000)	$ 71,576

K.W. CHAMBERS & CO.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2022

Cash Flows from Operating Activities	
Net income	$ 3,960
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation expense	650
Deferred income tax benefit	(2,012)
Gain on forgiveness of note payable	(65,543)
Changes in assets and liabilities	
Receivables from brokers or dealers	28,572
Prepaid expenses	18,987
Other receivables	16,960
Accounts payable and accrued liabilities	13,034
Payable to brokers or dealers	(75,921)
Prebilled assessment and registration	(3,240)
Prebilled insurance	2,600
Total Adjustments	(65,913)
Net Cash Used in Operating Activities	(61,953)
Net Decrease in Cash and Cash Equivalents	(61,953)
Cash and Cash Equivalents - Beginning of Year	258,673
Cash and Cash Equivalents - End of Year	$ 196,720

1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

This summary of significant accounting and reporting policies is presented to assist in understanding *K.W. Chambers & Co.'s* financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Operations

K.W. Chambers & Co. (the "Company") was incorporated in February 1962 as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under Rule 15c3-3(k)(2)(ii). Rule 15c3-3(k)(2)(ii) establishes that all funds and securities of the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas and Tennessee. The Company does not require collateral to secure receivables.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are maintained primarily at two financial institutions. At times, bank deposits may be in excess of federally insured limits.

Receivables

Receivables consist primarily of commissions receivable from mutual fund and insurance companies and are collectible in less than one year. Management has evaluated the collectability of these receivables and has determined that no allowance for doubtful accounts is necessary.

Furniture and Fixtures

Furniture and fixtures are carried at cost, less accumulated depreciation. Expenditures for maintenance, repairs, and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets which is typically 5 years. Depreciation expense for the year ended April 30, 2022 was $650.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

Recognition of Revenues

The Company receives commissions primarily on annuity products and to a much lesser degree mutual funds and securities sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee. Revenue from annuities is recognized in the month in which the commission is earned. Fixed amounts are recognized when earned; variable amounts are recognized when it is probable that such amounts will be received. Commissions on the sale of mutual funds are recorded on the settlement date. Reporting such transactions on a trade date basis would not result in a material difference.

At April 30, 2022, management considers all commissions receivable as collectible; therefore, an allowance for uncollectible amounts is not necessary.

Revenue from Contracts with Customers

The Company enters into arrangements with insurance companies to distribute annuity products to customers. The Company had previously also entered into arrangements with mutual fund companies to distribute their shares to investors. During this fiscal year, the Company ceased distributing mutual fund shares and selling securities. With respect to annuities, the Company may receive commissions from the insurance company paid up front or over time. The receipt of any fees over time are dependent upon variables outside of the Company's control (e.g., value of the annuity, etc.) such that the Company cannot predict or allow for such payments until the time at which they occur.

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to differences between the basis of property and equipment, net operating loss carryforwards, compensation expense pursuant to previous issuances of stock options, employee bonus accrual and recognition of reserves against receivable balances. Deferred tax assets represent the future tax benefits of those differences, which will be deductible when the assets are recovered. Deferred tax liabilities represent the future tax consequences of those differences, which will be payable when the assets are recovered or liabilities settled. Beginning with fiscal 2019, the Company files its income tax returns using the accrual basis of accounting. (See Note 7.)

The Company measures its unrecognized tax benefits in accordance with FASB ASC 740-10, Accounting for Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination on a more-likely-than-not basis based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has analyzed the tax positions taken and concluded that as of April 30, 2022, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. Federal and state income tax returns are subject to examination by the respective taxing authorities, generally for three years after they were filed.

Subsequent Events

The Company has evaluated the impact on the financial statements, if any, of subsequent events through June 24, 2022, the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Net Capital Rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5 percent of aggregate debit items or 120% of the minimum net capital requirement.

As of April 30, 2022, the Company had net capital of $67,730, which was $42,730 in excess of its required $25,000 minimum. The Company's ratio of aggregate indebtedness to net capital was 1.93 to 1.

3. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not have any possession or control of customer funds or securities.

4. LEASES

In February 2016, the FASB issued *Accounting Standards Update ("ASU") 2016-02, Leases (Topic '842).* Under ASU 2016-02, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

On May 1, 2019, the Company adopted ASC Topic 842 using the optional transition method approved by FASB. There was no impact to retained earnings as of May 1, 2019, after adopting Topic 842.

The Company utilizes office space in the facilities of a related party with common ownership for which it is not required to pay rent for the year ended April 30, 2022. The nature of this arrangement is verbal and on a month-to-month basis. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with the short-term lease on a straight-line basis over the lease term.

5. CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. RELATED PARTIES

The Company shares office space and employees with an entity that has a common shareholder. See Note 4. The Company paid expenses of $61,754 to this related party during the year ended April 30, 2022 related to reimbursements for payroll, payroll taxes and insurance.

The Company also holds a money market account with a related party. The balance at April 30, 2022 was $72,488 and is included in cash and cash equivalents on the statement of financial condition. Interest income earned on the account was $8.

Included in accounts payable and accrued liabilities at April 30, 2022 was $18,400 payable to related parties.

7. PROVISION FOR INCOME TAX BENEFIT

The provision for income tax benefit consists of the following:

Current	$	-
Deferred		2,012
	$	2,012

The income tax provision differs from the expense that would result from applying federal and state statutory rates to income before income tax benefit primarily due to permanent differences related to debt forgiveness from the Company's Paycheck Protection Program loan.

Deferred income tax assets and liabilities are recognized for certain income and expenses that are recognized in different periods for income tax and financial statement purposes. Temporary differences resulted primarily from accrual to cash adjustments for income tax purposes as the Company was formerly on the cash basis of accounting for income tax purposes. Deferred taxes also includes the future tax liability from use of bonus depreciation on the income tax return for fixed asset additions and use of straight-line depreciation for financial reporting purposes. Beginning with fiscal year 2019, the company adopted the accrual basis of accounting for income tax filing purposes. Such change may be made automatically subject to compliance with filing and tax payment requirements as specified in the Regulations of the Internal Revenue Service. The impact of making this tax accounting change was to increase taxable income in the fiscal year ended April 30, 2019, by $42,826. Under Section 481(a) of the Internal Revenue Code, this increase may be recognized on the tax return ratably over 4 years. An additional $10,707 of taxable income will be recognized in the tax returns for the fiscal year ended April 30, 2022. These temporary differences resulted in recognition of a deferred tax liability of $469 at April 30, 2022.

No federal or state income taxes were paid during the fiscal year ended April 30, 2022.

8. GAIN ON FORGIVENESS OF DEBT

Under the provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Company borrowed $65,543 through the Paycheck Protection Program during the year ended April 30, 2021. The loan was forgiven by the bank on July 21, 2021; therefore, the Company recognized a gain on forgiveness of debt in the amount of $65,543 for the year ended April 30, 2022.

K.W. CHAMBERS & CO.

SUPPLEMENTAL SCHEDULES
APRIL 30, 2022

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1, COMPUTATION OF AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT, AND STATEMENT PURSUANT TO RULE 15c3-3

COMPUTATION OF NET CAPITAL

Total ownership equity	$	71,576
Deductions and/or charges		
Nonallowable assets		
Other receivables		1,313
Furniture & fixtures		1,083
Total deductions and/or charges		2,396
Net capital before haircuts on securities positions		69,180
Less: Haircuts on securities positions		1,450
Net Capital	$	67,730

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued liabilities	$	71,580
Payable to brokers or dealers		56,244
Prebilled errors and omissions		2,600
Deferred tax liability		469
Total Aggregate Indebtedness	$	130,893

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	25,000
Excess net capital	$	42,730
Percentage of aggregate indebtedness to net capital		193.26%

Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 as of April 30, 2022:

Net capital as reported in the Company's unaudited Part IIA FOCUS report	$	67,729
Net capital per above	$	67,730

No material differences were noted. The Company's net capital of $67,730 is $42,730 in excess of the $25,000 minimum net capital requirement of the Financial Industry Regulatory Authority.

Statement Pursuant to Rule 15c3-3

The Company has claimed exemption from Rule 15c3-3 pursuant to section (k)(2)(II). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the accounts of its customers.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates on a "fully disclosed basis" under an agreement with a non-affiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and, therefore, no "Computation for Determination of Reserve Requirements" under that rule has been provided.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates on a "fully disclosed basis" under an agreement with a non-affiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and, therefore, no "Information Relating to Possession or Control Requirements" under that rule has been provided.

Purk & Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2022. Management of *K.W. Chambers & Co.* (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended April 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Account Check Register Report and Vendor QuickReport Expense Detail) noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 part III for the year ended April 30, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended April 30, 2022, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended April 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Pugh & Associates, P.C.

St. Louis, Missouri
June 24, 2022

Purk & Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Management's Exemption Report

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) *K.W. Chambers & Co.* (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Purk & Associates, P.C.

St. Louis, Missouri
June 24, 2022

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

K.W. CHAMBERS & CO.
Investment Securities Since 1961
7800 Forsyth Blvd., 5th Floor
St. Louis, MO 63105
(314) 236-2444
Fax (314) 236-2443

EXEMPTION REPORT

Broker or Dealer

Name:	K. W. Chambers & Company
Address:	7800 Forsyth Blvd., 5th Floor, St. Louis, MO 63105
Telephone:	(314) 236-2400
SEC Registration #:	8-10533
FINRA Registration #:	1432

To the best knowledge and belief of the above-mentioned broker or dealer,

- The above-mentioned broker or dealer is claiming an exemption under SEC Rule 15c3-3 under section (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.
- The above-mentioned broker or dealer met the identified exemption provision for the period May 1, 2021 to April 30, 2022 without exception.

Signature:

Name: Greg Overschmidt

Title: President